September 25, 2023

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Austin Pattan

Jennifer Gowetski

Chen Chen

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Austin Pattan, Jennifer Gowetski, Chen Chen, and Kathleen Collins:

This letter sets forth the responses of DouYu International Holdings Ltd (“DouYu” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 11, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

*            *           *            *

General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ended December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further updates and adjustments to be made in connection with any material development of the subject matters being disclosed, will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospectus, page 123

1.	We note your response to prior comment 3. Please tell us, and revise to disclose, the number of mobile annual paying users for each period presented and tell us your consideration to disclose quarterly average mobile paying ratio information. In this regard, it is unclear how providing total annual paying user and average mobile MAU information provides insight into the performance of the mobile aspect of your business, which you indicate is a focus of management. Also, as previously requested, in your response, provide us the total average MAUs, total average eSports MAUs and average next month active user retention rate for PC users for each period presented.

To provide insight into the performance of the mobile aspect of our business, the Company intends to revise the referenced disclosure as follows in its 2023 Annual Report and future filings. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Last Paragraph on Page 80:

We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2020, 2021 and 2022, we generated RMB8,852.2 million, RMB8,596.6 million and RMB6,797.3 million (US$985.5 million) respectively from livestreaming, representing 92.2%, 93.8% and 95.6% of our total net revenues for the same periods. In 2022, we had a total of 15.5 million annual paying users, and 12.7 million annual mobile paying users.

In response to the Staff’s comment, the Company undertakes to add the above-mentioned disclosure of mobile annual paying users in its future filings, which allows the investors to derive the annual average mobile paying ratio based on the total average mobile MAUs that were disclosed in the 2022 Annual Report, and serves to provide insight into the total annual livestreaming revenue generated across both PC and mobile platforms. In addition, the Company also respectfully provides the Staff the following information as requested:

	2020	2021	2022
Total average MAUs (in million; fourth quarter of each year, including both PC and mobile users)	173.0	169.0	94.1
Mobile average MAUs (in million; fourth quarter of each year, already disclosed in the 2022 Annual Report)	58.2	62.4	57.4
PC average MAUs (in million; fourth quarter of each year)	114.8	106.6	36.7
Total average eSports MAUs (in million; fourth quarter of each year, including both PC and mobile users)	108.2	92.4	55.3
Average next month active user retention rate for PC users	23%	19%	28%

The total average MAUs and total average eSports MAUs both declined from 2020 to 2022, which was mainly attributable to the decline in PC MAUs. As previously discussed in the response letter dated July 28, 2023, in light of the evolving user behavior observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, which was evidenced by the significantly lower user retention rate for PC users in comparison to mobile users, the management is focusing more on mobile apps and the performance of mobile users from an operational standpoint to maintain and acquire users with higher stickiness and willingness to pay. From 2020 to 2022, the user retention rate for mobile users was around 60%-70%, whereas that for PC users was around 20% to 30%. Therefore, the Company has elected to disclose average mobile MAUs instead of average PC MAUs or total average MAUs in the 2022 Annual Report, as the average mobile MAUs serves better to reflect the Company’s evolving operational focus on mobile users.

2.	You also state in your response to comment 3 that 25% of livestreaming virtual gifts were purchased via PCs in 2022. Please clarify whether this means that PC virtual gift sales comprised 25% of total livestreaming revenue or tell us the percentage of livestreaming revenue generated from PC users. Also, while you state that management is shifting their focus to mobile apps and mobile users, considering registered PC users represented 29% of total new registered users in fiscal 2022 and 25% of virtual gift were purchased via PCs, explain further why you believe that information regarding this user base is not material to an understanding of your business.

In response to the Staff’s comment, the Company respectfully clarifies that PC users contributed to approximately 25% of livestreaming revenue generated through the sales of virtual gifts in 2022. The Company further notes that given that its user base only consists of two user groups (i.e. PC users and mobile users), the assessment of materiality concerning one user group should be conducted on a comparative basis. In view of the evolving user behavior trends towards mobile platforms shown in the table supplemented in response to comment 1 above, coupled with the contribution of mobile users to certain operating metrics, such as new registered users and the number of virtual gift purchases, surpassed that of PC users by an approximately three-fold margin. Therefore, the Company respectfully advises the Staff that it believes the details regarding PC user base is not material to an understanding of its business.

Nonetheless, in response to the SEC’s comment 1 above, the Company undertakes to add the disclosure of mobile annual paying users in its future filings, which allows the investors to derive the number of annual PC paying users. This operating metric, together with the users related operating metrics that were disclosed in the 2022 Annual Report (i.e. total annual paying users, total average mobile MAUs, average eSports mobile MAUs and average next month active user retention rate for mobile users), will enable the investors to make an informed decision based on their understanding of the Company’s user base and user engagement.

General

3.	We note your revised disclosures in response to prior comment 11. Please ensure that your disclosures elsewhere do not narrow risks related to operating in the PRC to mainland China only. Where appropriate, describe PRC law and then explain how the law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

The Company respectfully advises the Staff that its disclosures elsewhere in the annual report (i.e. apart from the context that describes PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters) do not narrow risks related to operating in the PRC to mainland China only. However, the Company believes it is only necessary to disclose material risks related to its operations. The Company further respectfully advises the Staff that it currently does not have operations in Hong Kong or Macau, and as a result, the Company believes that it is not subject to material operational risks associated with operating in Hong Kong or Macau. The Company undertakes to provide the requested disclosure in its future filings when it has material operations in Hong Kong or Macau.

4.	We note that in your responses to prior comments 12 and 13, you only provide legal analysis regarding “significant subsidiaries.” However, the previous comments asked for such analysis as to all subsidiaries, whether or not “significant.” Accordingly, please clarify how you define “significant subsidiaries” in this context. Also provide the same legal analysis for each subsidiary, including Wuhan Ouyue, Wuhan Douyu and subsidiaries you do not categorize as significant. Further, please address the following:

The Company respectfully submits that the significant subsidiaries of the Company discussed in our response to prior comments 12 and 13 include all of the Company’s subsidiaries set forth in Exhibit 8.1 of its 2022 Annual Report in accordance with the form requirements of Form 20-F. Form 20-F requires a registrant to provide a full list of its subsidiaries in Exhibit 8.1, omitting only the names of subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the year covered by the report. In other words, the significant subsidiaries and VIEs (as defined below) set forth in Exhibit 8.1 of the Company’s 2022 Annual Report contributed to over 90% of the total consolidated assets of the Company as of December 31, 2022. The Company believes that such significant subsidiaries are central to an analysis of the Company under the Investment Company Act because ownership interests in and advances to such significant subsidiaries together represent approximately 80% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as of June 30, 2023. On the other hand, ownership interests in and advances to the subsidiaries that are not significant subsidiaries, and not discussed in our prior response (the “Immaterial Subsidiaries”), together represent less than 20% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as of June 30, 2023. None of the Immaterial Subsidiaries (other than DouYu Investment Limited, as discussed in footnote 3 below) holds material amounts of securities, and none of the Immaterial Subsidiaries have conducted securities offerings or borrowing transactions in the U.S. Nonetheless, even if the Immaterial Subsidiaries were deemed to be investment companies under the Investment Company Act, and interests in such Immaterial Subsidiaries were counted as investment securities, because such interests are so small in value relative to the Company’s other assets that are not investment securities, the Company would still satisfy the assets test under Section 3(a)(1)(C).1 Thus, the Company respectfully submits that an analysis of each Immaterial Subsidiary under the Investment Company Act is not relevant for the Section 3(a)(1) analysis of the Company, and in the updated analysis as of June 30, 2023 provided below, the Company has conservatively treated interests in the Immaterial Subsidiaries as investment securities (even though such Immaterial Subsidiaries may either not be investment companies or qualify for an exemption under the Investment Company Act other than Section 3(c)(1) or 3(c)(7)). The updated analysis below therefore includes a discussion of the Company and its significant subsidiaries and, to the extent relevant for the Rule 3a-1 analysis of Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”), an analysis of Wuhan Ouyue Online TV Co. Ltd. (“Wuhan Ouyue”) and Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu” and, together with Wuhan Ouyue, the “VIEs”), but does not include a separate discussion of each Immaterial Subsidiary.

● Clarify whether you own strategic investments through subsidiaries other than DouYu Investment Limited.

As of June 30, 2023, the Company owns strategic investments through DouYu Investment Limited, DouYu Yule and Wuhan DouYu. The treatment of such strategic investments for purposes of the analysis of the Company under Section 3(a)(1)(C) is discussed in greater detail below.

1      The Company notes that an analysis of three of the Immaterial Subsidiaries (Betta Fish Inc., Betta Fish Hong Kong Limited and DouYu Japan Inc.) is relevant for the analysis (i.e., under the assumption that short-term bank time deposits are not treated as cash items) in our response to comment 5 below. Our response to comment 5 below therefore includes an analysis of those three Immaterial Subsidiaries under Section 3(a)(1)(C).

● Update all figures and calculations in your responses to conform to your financial statements as of June 30, 2023.

Updated analysis under Section 3(a)(1)(A):

The Company respectfully submits the updated analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries and the VIEs (collectively, “DouYu”) are primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”2 Applying such factors to DouYu, it is clear that DouYu is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting or trading in securities:

A. The Company

1)            DouYu is primarily engaged in the business of developing and providing products and services to create an integrated game-centric ecosystem of livestreaming, video, graphic content and other interactive and community features. DouYu operates interactive gaming and entertainment platforms on which users can enjoy immersive and interactive games and entertainment livestreaming, access a wide array of video and graphic content, and participate in community events and discussions. The development of DouYu’s business supports the historical development factor, as it has been primarily engaged in the business of online gaming and entertainment livestreaming since its establishment in 2014 and does not expect to change its primary business in the future. Following its establishment, DouYu further developed its online entertainment business by adding new gaming content genres, extending content format from livestreaming to videos, developing graphics and community discussion features, and holding online and offline events and activities to build its user base. Revenues from DouYu’s online gaming and entertainment livestreaming business have consistently been the primary contributor to DouYu’s revenues since its formation. DouYu has continued to focus on developing its existing platforms and new functions in the field of online gaming and entertainment livestreaming by strengthening collaborations with talent agencies and game developers to enlarge its streamer resources, enrich content offerings and enhance user experience.

2     SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

DouYu has historically maintained significant cash amounts required for its working capital needs, which DouYu has generally held in bank demand deposits, short-term bank time deposits (maturing in one year or less) and long-term bank time deposits (maturing in over one year). DouYu has also made a strategic investment in Nanshan Stellar Investment LLP (“Nanshan Stellar”), a private equity fund, for the purpose of extending and enhancing collaborative relationships with pan-entertainment companies and seeking potential strategic investment in those companies to further strengthen its platform’s competitiveness in the online interactive gaming and entertainment livestreaming business. DouYu has also made strategic investments in participants across the value chain in related industries, mainly content producers such as talent agencies and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. As discussed below, DouYu has treated its long-term bank time deposits and strategic investments, including its investment in Nanshan Stellar, as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below. As noted above, the primary purpose of DouYu’s strategic investments, including its investment in Nanshan Stellar, is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business, and not for investment purposes. In addition, as further discussed below, the amount of DouYu’s strategic investments is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).3 For the past year ended June 30, 2023, DouYu has not been actively seeking strategic investments and has not entered into any new deals. Thus, DouYu’s historical development has been marked by significant development of its online gaming and entertainment livestreaming business, and has not focused on investing, reinvesting or trading in securities.

2)            In terms of the public representation factor, since DouYu’s establishment in 2014, DouYu has consistently described itself as the provider of online interactive gaming and entertainment livestreaming platforms. For example, DouYu’s press releases typically refer to DouYu as “a leading game-centric live streaming platform” that “delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports.” DouYu has never represented that it is involved in any business other than the development and operation of its online interactive gaming and entertainment livestreaming business. DouYu has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of developing and operating its online interactive gaming and entertainment livestreaming business as described above.

Furthermore, DouYu has consistently emphasized its operating results, and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities or strategic investments, as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate DouYu based on its cash management activities or strategic investments. Instead, research reports and analyses of DouYu focus on its financial results from its ongoing operations and the development of its business in the online interactive gaming and entertainment livestreaming fields.

3)            The allocation of DouYu’s officers’ and directors’ time supports the activities factor. DouYu’s most senior executive officers and directors generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities.

3     The Company owns strategic investments, including the investment in Nanshan Stellar, primarily through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company has treated its interest in DouYu Investment Limited as an investment security for purposes of this analysis. As of June 30, 2023, the Company’s interest in DouYu Investment Limited amounts to approximately RMB149,749,633 or 3% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately RMB5,931,779,388.

As noted above, the Company has also conservatively treated its interests in Immaterial Subsidiaries other than DouYu Investment Limited, which together amount to approximately RMB834,579,900 or 14% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as investment securities for purposes of this analysis (even though such Immaterial Subsidiaries may either not be investment companies or qualify for an exemption under the Investment Company Act other than Section 3(c)(1) or 3(c)(7)).

In addition, as of June 30, 2023, DouYu had approximately 1,565 employees, of which only 3 employees are responsible for managing DouYu’s investment securities. As such, more than 99% of DouYu’s employees are dedicated to DouYu’s operating business and general support services for the corporate group, and less than 1% of DouYu’s employees are responsible for managing DouYu’s investment securities.

4)            In terms of the assets factor, as discussed in detail below, the Company is not an investment company under the assets test under Section 3(a)(1)(C). Thus the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

5)            In terms of the sources of the Company’s present income, the Company’s net income after taxes of approximately RMB105,906,074 for the past four fiscal quarters combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately RMB500,303,714, other operating income of approximately RMB48,100,838 and operating expenses of approximately RMB620,644,747. For that period, interest income amounting to approximately RMB181,855,170 was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less (which, as discussed below, the Company treats as cash items for purposes of 40% Test (as defined below)). The only income from potential investment securities for that time period was: (a) interest income amounting to approximately RMB2,955,616 attributable to long-term bank deposits maturing in more than one year, and (b) approximately RMB62,959,494 of income attributable to the Company’s strategic investments. Such amounts are clearly outweighed by the large amounts of operating revenues for that period and thus, the primary contributors to the Company’s net income also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that DouYu is not primarily engaged in the business of investing, reinvesting or trading in securities. DouYu is thus primarily engaged in the online interactive gaming and entertainment livestreaming business, and is not an investment company under Section 3(a)(1)(A).

B. Significant Subsidiaries and VIEs

1)            The historical development of the Company’s significant subsidiaries4 and VIEs (together, the “Material Entities”) demonstrates that such Material Entities, like DouYu, are primarily engaged in the business of operating an online gaming and entertainment livestreaming business, and not investing, reinvesting or trading in securities.

●	DouYu Network Inc. (“DouYu Network”), Douyu Hongkong Limited (“DouYu Hong Kong”) and DouYu Yule were established in 2018 as part of a corporate restructuring to redomicile DouYu’s operating business to the Cayman Islands. DouYu Network, DouYu Hong Kong and DouYu Yule were established as holding companies for DouYu’s operating business and, like DouYu, have been primarily engaged in the business of online gaming and entertainment livestreaming since their establishment, and do not expect to change their primary business in the future.

4     A corporate structure chart setting out the Company’s significant subsidiaries is included in Item 4.C of the Company’s Form 20-F.

●	Wuhan Yuxing Tianxia Culture Media Co. Ltd. (“Yuxing Tianxia”) and Wuhan Yuyin Raoliang Culture Media Co. Ltd. (“Yuyin Raoliang”) were established in 2016 to enter into business contracts with streamers in connection with DouYu’s online gaming and entertainment livestreaming business. Since their establishment, Yuxing Tianxia and Yuyin Raoliang have been primarily engaged in supporting DouYu’s relationships with streamers, and do not expect to change their primary business in the future.

●	Gogo Glocal Holdings Limited (“Gogo Glocal”) and DOYU Hong Kong Limited (“DOYU”) were established in 2018 as holding companies for the Company’s indirect wholly-owned subsidiary, Guangzhou Doyu Info Tech Limited (“DOYU Sub”), which operates a livestreaming platform in Southeast Asia. Since their establishment, Gogo Glocal, DOYU and DOYU Sub have been primarily engaged in operating such livestreaming platform, and do not expect to change their primary business in the future.

●	Wuhan Douyu was established in 2015, and Wuhan Ouyue was established in 2009 to launch their livestream platform and operations. Since their establishment, Wuhan Douyu and Wuhan Ouyue have been primarily engaged in the business of online gaming and entertainment livestreaming, and do not expect to change their primary business in the future.

The historical development of DouYu’s Material Entities supports the historical development factor because such subsidiaries have been primarily engaged in the online gaming and entertainment livestreaming business since their establishment, and have not been engaged in investing, reinvesting or trading in securities.

2)            In terms of the public representation factor, the Company generally does not separately describe its subsidiaries or VIEs individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to the Company’s Material Entities is similar to the discussion above regarding DouYu and public representations of its primary business as the provider of online interactive gaming and entertainment livestreaming platforms. As discussed above, the Company has consistently represented DouYu, including its Material Entities, as being primarily engaged in the development and operation of its online interactive gaming and entertainment livestreaming business, and has not represented its significant subsidiaries as being engaged in investing, re-investing or trading in securities.

3)            The Company’s significant subsidiaries are operated by the Company’s officers and directors and as such, the subsidiaries do not have their own officers or directors. The activities factor with respect to the Company’s significant subsidiaries is therefore similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time. As discussed above, the Company’s most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities, which supports the activities factor.

Like the Company, the VIEs’ most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of the VIEs’ online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to the VIEs’ investment securities, which also supports the activities factor.

4)            In terms of the assets factor, as discussed in detail below, the Company’s significant subsidiaries and Wuhan Douyu are not deemed to be investment companies under Section 3(a)(1)(C). Thus, the composition of such entities’ assets also demonstrates that such entities are not primarily engaged in the business of investing, reinvesting or trading in securities. For Wuhan Ouyue, please see our analysis under Section 3(b)(1) in the updated Section 3(a)(1)(C) discussion below.

5)            The sources of the Company’s Material Entities’ net income also demonstrates that such Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities.

●	For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Network, DouYu Hong Kong and Gogo Glocal did not have any interest income or income from investment securities.

●	For the past four fiscal quarters combined, on an unconsolidated basis, each of DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

●	Regarding DouYu Yule, as discussed in detail below, DouYu Yule satisfies the income test under Rule 3a-1 under the Investment Company Act, which also demonstrates that DouYu Yule is not primarily engaged in the business of investing, reinvesting or trading in securities.

●	For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Douyu had total net loss of approximately RMB61,114,664. Contributing to Wuhan Douyu’s total net loss was approximately RMB3,801,554 of operating revenue and other operating income, RMB841,993 of interest income from bank demand deposits and RMB12,418,350 of interest income from short-term bank time deposits maturing in one year or less. As further discussed below, the Company treats such short-term bank deposits as cash items for purposes of the analysis under Section 3(a)(1)(C) set out below, and therefore does not treat interest income from such short-term bank deposits as income from investment securities. The only income derived from potential investment securities for that period consisted of RMB2,734,509 of interest income from long-term bank time deposits and RMB743,565 loss from strategic investments, which was outweighed by Wuhan Douyu’s operating revenues, other operating income, and interest income from cash items such as bank demand deposits and short-term deposits, which together amounted to RMB17,061,897. Furthermore, Wuhan Douyu’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to approximately RMB27,079,286.

●	For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Ouyue had total net loss of approximately RMB5,168,640. Contributing to Wuhan Ouyue’s total net loss was approximately RMB6,284,119,740 of operating revenues and other operating income, RMB834,220 of interest income from bank demand deposits and RMB9,337,918 of interest income from short-term bank time deposits maturing in one year or less. As further discussed below, the Company treats such short-term bank deposits as cash items for purposes of the analysis under Section 3(a)(1)(C) set out below, and therefore does not treat interest income from such short-term bank deposits as income from investment securities. The only income derived from potential investment securities for that period consisted of RMB355,000 of interest income from long-term bank time deposits, which was outweighed by Wuhan Ouyue’s operating revenues, other operating income, and interest income from cash items such as bank demand deposits and short-term deposits, which together amounted to approximately RMB6,294,291,878. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to RMB6,299,685,338.

Thus, the primary contributors to the Company’s Material Entities’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities. Such Material Entities are primarily engaged in the online interactive gaming and entertainment livestreaming business, and therefore are not investment companies under Section 3(a)(1)(A).

Updated analysis under Section 3(a)(1)(C):

A. The Company

The Company respectfully submits that it is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Network, its majority-owned subsidiary.5 DouYu Network is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Network is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

B. Significant Subsidiaries and VIEs

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s significant subsidiaries:

DouYu Network is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of DouYu Network’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Hong Kong, its majority-owned subsidiary. DouYu Hong Kong is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Hong Kong is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Network does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

DouYu Hong Kong is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of DouYu Hong Kong’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: (a) Gogo Glocal and (b) DouYu Yule, its majority-owned subsidiaries. Each of Gogo Glocal and DouYu Yule is a qualifying majority-owned subsidiary for purposes of the 40% Test because each is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Hong Kong does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

5     For purposes of the 40% Test, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits and (b) for the reasons discussed in our response to comment 5 below, “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business.

●	Gogo Glocal is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of Gogo Glocal’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU, its majority-owned subsidiary. DOYU is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Gogo Glocal does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DOYU is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of DOYU’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU Sub, its majority-owned subsidiary and intangible assets that are not securities. DOYU Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU Sub is primarily engaged in the business of developing and operating an online interactive gaming and entertainment livestreaming business platform in Southeast Asia and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DOYU does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DOYU Sub is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, the value of DOYU Sub’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately RMB16,817,134. On an unconsolidated basis, as of June 30, 2023, the value of DOYU Sub’s trade receivables (including trade receivables due from related parties), property and equipment, and right of use assets amounted to approximately RMB16,606,660 or 99% of its total unconsolidated assets (exclusive of U.S. government securities and cash items). Thus, the DOYU Sub does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

●	DouYu Yule satisfies the elements of Rule 3a-1 under the Investment Company Act (as discussed below) and therefore is deemed not to be an investment company under the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a)  Assets and Income Test. As of June 30, 2023, DouYu Yule’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted of the assets listed below with the following approximate values:

o	Treated as cash items:[6]

Bank demand deposits	RMB	21,565,537

o	Treated as operating assets:[7]

Trade receivables	RMB	432,181
Trade receivables from related parties	RMB	150,000
Prepaid expenses	RMB	876,300
Property and equipment	RMB	7,797,013
Right-of-use assets	RMB	16,023,400
Intangible assets that are not securities	RMB	4,407,311
Amounts due from the VIEs pursuant to contractual arrangements	RMB	3,371,667,179
Other assets that are not securities	RMB	6,085,778

o	Treated as potential Relevant Securities (as defined below):[8]

Long term bank time deposits maturing in over one year	RMB	300,000,000
Receivables related to long term bank time deposits maturing in over one year	RMB	2,955,616
Strategic investments	RMB	110,671,125

Total Assets (exclusive of cash items)	RMB	3,821,065,901

6      The Commission has stated that for purposes of determining compliance with Rule 3a-1, certain instruments including bank demand deposits would generally be considered cash items. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29.

7      “Property and equipment,” “right-of-use assets” and “intangible assets” consist mainly of computer equipment, leased office space and software for office use. Such assets are used in DouYu Yule’s operating business and do not fall within the definition of a “security” under Section 2(a)(36) of the Investment Company Act, and therefore are not treated as Relevant Securities for purposes of Rule 3a-1. “Other assets that are not securities” consist mainly of deposits for rental properties used in DouYu Yule’s operating business and payments related to insurance for employees. Such assets are used in DouYu Yule’s operating business and do not fall within the definition of a “security” under Section 2(a)(36) of the Investment Company Act, and therefore are not treated as Relevant Securities for purposes of Rule 3a-1. Please see our response to comment 9 below for a discussion of the treatment of “trade receivables,” our response to comment 6 below for a discussion of the treatment of “prepaid expenses,” and our response to comment 8 below for a discussion of the treatment of the contractual arrangements with respect to the VIEs under the Investment Company Act.

8      Based on the analysis discussed in our response to comment 5 below, DouYu Yule’s long-term bank deposits are arguably cash items because they are “purchased as an integral part of an operating business.” Release 10937, at n.29. However, the Company treats “long-term bank time deposits maturing in over one year,” and receivables attributable to such long-term deposits, as potential Relevant Securities to be conservative, and to be in line with the SEC V. Fifth Avenue Coach Lines case cited in Release 10937, in which the court treated a time deposit that matured in over one year as an investment security. The Company also treats all of DouYu Yule’s “strategic investments” (which are discussed in greater detail below under “(d) Not a Special Situation Investment Company”) as potential Relevant Securities because such investments are generally minority equity interests in companies that are not primarily controlled by DouYu Yule.

For the reasons discussed below, DouYu Yule’s contractual arrangements with respect to the VIEs are not treated as securities (i.e., securities that are not excluded under Rule 3a-1(a)) (“Relevant Securities”) for purposes of the Rule 3a-1 assets and income tests. On a consolidated basis with its wholly owned subsidiaries, as of June 30, 2023, the value of DouYu Yule’s potential Relevant Securities consisted of strategic investments and long term bank time deposits maturing in over one year as noted in the chart above, which together amounted to approximately RMB413,626,741 or 11%9 of the value of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, which amounted to approximately RMB3,821,065,901. As such, less than 45% of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities) was attributable to Relevant Securities.

In terms of net income, DouYu Yule’s total net loss after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately RMB83,763,410 for the past four fiscal quarters combined. Contributing to that amount was:

o	Treated as income/expense derived from DouYu Yule’s operating business:[10]

Operating revenues	RMB	389,397,473
Other operating income	RMB	8,365,770
Operating expense	RMB	421,207,525
Interest income from cash items: bank demand deposits	RMB	91,399
Interest income from cash items: short-term deposits	RMB	6,161,002
Income tax	RMB	3,487,038
Foreign exchange gain, net	RMB	262,208

o	Treated as income/expense from potential Relevant Securities:

Interest income from long-term deposits	RMB	2,955,616
Loss from strategic investments	RMB	17,886
Provision for investment impairment	RMB	66,284,430

Total Net Loss	RMB	83,763,410

9     The Company notes that if the assets held by the VIEs are consolidated with DouYu Yule’s assets along with DouYu Yule’s wholly-owned subsidiaries, potential Relevant Securities such as RMB321,695,727 of strategic investments and RMB560,000,000 of long-term deposits held by DouYu Yule on such consolidated basis as of June 30, 2023 amounts to approximately RMB881,695,727 or 48% of DouYu Yule’s total consolidated assets (exclusive of cash items and U.S. government securities).

       The Company also notes that if the income of the VIEs, including income from potential Relevant Securities such as strategic investments and long-term deposits held by the VIEs, are consolidated with DouYu Yule along with DouYu Yule’s wholly-owned subsidiaries, for the past four fiscal quarters combined, DouYu Yule had a total net loss after taxes, on such consolidated basis, amounting to approximately RMB150,107,576. Contributing to that amount was approximately: (i) operating revenues and other operating income of RMB6,269,574,707, (ii) operating expenses of RMB6,332,271,133, (iii) RMB29,684,882 of interest income from cash items (e.g., bank demand deposit and short-term bank time deposits maturing in one year or less), (iv) income tax of RMB3,487,038, (v) net foreign exchange gain of RMB489,550, (vi) RMB6,045,125 of interest income from long-term bank time deposits maturing in over one year, (vii) RMB761,450 of loss from strategic investments and (viii) RMB119,382,219 of provision for investment impairment.

10     The Company allocated income items based on whether such income was derived from DouYu Yule’s potential Relevant Securities or its other assets, and allocated expense items based on whether such expenses are “reasonably related” to its operating activity or investment activity. DRX Inc., SEC No-Action letter (Jan. 28, 1988).

Although DouYu Yule had a total net loss for the period, its operating revenues of approximately RMB389,397,473 greatly outweigh its income from potential Relevant Securities of approximately RMB2,955,616. It is clear that DouYu Yule’s large operating revenues are the main component of DouYu Yule’s total net loss amount because without such revenues, the Company would have had a much greater net loss of RMB473,160,883 as opposed to RMB83,763,410. As such, more than 55% of DouYu Yule’s total net loss is derived from its operating activities (which generated more than 96% of its total revenues), and therefore DouYu Yule satisfies the income test under Rule 3a-1. This result is supported by the Staff’s view that the intent of the Rule 3a-1 income test is to “focus on activities that generate revenue for the company.”11 Consistent with the Staff’s view in DRX, measuring only DouYu Yule’s income from potential Relevant Securities relative to its total net loss after taxes, without taking into account its revenues from operating activities, does not provide a full picture of DouYu Yule’s day-to-day activities and sources of income. The Staff has stated that rather than require a “mechanical application” of the Rule 3a-1 income test, “we believe that the Commission’s intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.”12 In comparing the amount of revenues generated by DouYu Yule in operating its operating business, as compared to the amount of income from potential Relevant Securities, it is clear that DouYu Yule’s day-to-day activities are primarily related to operating its operating business as opposed to investing in Relevant Securities. This position is further supported by the fact that DouYu Yule had significant operating expenses amounting to approximately RMB421,207,525. for that period, which was a major contributor to DouYu Yule’s resulting total net loss amount and demonstrates that DouYu Yule’s day-to-day activities are dominated by its operating activities as opposed to investing in Relevant Securities. As such, DouYu Yule satisfies the income test under Rule 3a-1.13

Outlined below is a discussion regarding the treatment of the VIEs under the Rule 3a-1 assets and income tests as applied to DouYu Yule:

DouYu Yule does not treat its interests in the VIEs as securities for purposes of Rule 3a-1 based on the test described in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), as discussed in greater detail in our response to comment 8 below. Alternatively, even if DouYu Yule’s contractual arrangements with respect to the VIEs were considered securities under the Howey test, such contractual arrangements would be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4) because, as discussed below, each VIE (a) is primarily controlled by DouYu Yule and (b) is not an investment company.14

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the Investment Company Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although DouYu Yule does not technically own of record any voting securities of the VIEs, 100% of the voting securities of each VIE are pledged to DouYu Yule and DouYu Yule has the power to vote, under an irrevocable power of attorney granted to DouYu Yule, 100% of the voting securities of each VIE. In addition, DouYu Yule has been granted an exclusive option to purchase 100% of the voting securities of each VIE, and is the beneficiary of all of the economic benefit of owning such securities. As such, DouYu Yule beneficially owns 100% of each VIE’s voting securities and controls it. Further, DouYu Yule primarily controls each VIE as the foregoing arrangements apply to 100% of the voting securities of each VIE and thus no other person has the ability to exercise the same level of control as DouYu Yule.

11    Id.

12    Id..

13    Alternatively, even if DouYu Yule did not meet the requirements of the Rule 3a-1 income test, DouYu Yule satisfies the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C). On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of DouYu Yule’s total assets (exclusive of U.S. government securities and cash items) consists of trade receivables (including trade receivables due from related parties); prepayments; property and equipment; right-of-use assets; intangible assets that are not securities, and contractual rights to receive substantially all of the economic benefits of the VIEs. As discussed below, DouYu Yule’s contractual arrangements with respect to the VIEs are not treated as securities, and therefore are not investment securities for purposes of the 40% Test under Section 3(a)(2). Furthermore, DouYu Yule is not an investment company under Section 3(b)(1), based on the analysis of the Tonopah Mining factors described in our discussion of Section 3(a)(1)(A) above.

14    In addition, DouYu Yule engages in the business of online gaming and entertainment livestreaming through the VIEs, as discussed above, which satisfies Rule 3a-1(a)(4)(ii).

The VIEs are not investment companies under the Investment Company Act because they are each primarily engaged in the business of developing and operating interactive online gaming and entertainment livestreaming business platforms, and therefore, based on the Tonopah Mining factors discussed above, are not investment companies under Section 3(a)(1)(A). In addition, as discussed below:

o	Wuhan Douyu does not fall within the 40% Test and therefore is not an investment company under Section 3(a)(1)(C). On an unconsolidated basis, as of June 30, 2023, the value of Wuhan Douyu’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately RMB1,365,130,807. On an unconsolidated basis, as of June 30, 2023, the value of Wuhan Douyu’s trade receivables (including trade receivables due from related parties), property and equipment, right of use assets, prepaid expenses and intangible assets that are not securities amounted to approximately RMB866,117,353 or 63% of its total unconsolidated assets (exclusive of U.S. government securities and cash items).[15] Thus, Wuhan Douyu does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	Wuhan Ouyue is not an investment company under Section 3(b)(1). As outlined in our discussion of Section 3(a)(1)(A) and the Tonopah Mining factors above, the historical development, public representation of policy, activities of officers and directors, and sources of income factors with respect to Wuhan Ouyue demonstrate that it is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities. In terms of the assets factor, on an unconsolidated basis as of June 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately RMB1,950,820,672. On an unconsolidated basis, as of June 30, 2023, the only potential investment securities held by Wuhan Ouyue (other than the Nominee Shareholding (as defined below)) were long-term bank time deposits, which constituted less than 1% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items).

15     Please see footnote 7, as well as our response to comments 6 and 9 below for a discussion of the legal basis for our treatment of these assets as operating assets and not securities.

Wuhan Ouyue also owns 100% of the limited partner interests in Beijing Fengye Equity Center (“Beijing Fengye”), whose only asset is a 13% equity interest in Wuhan Douyu held as a nominee shareholder only, with no economic or voting rights (“Nominee Shareholding”). Wuhan Ouyue owns Beijing Fengye and the underlying Nominee Shareholding solely due to a corporate restructuring of the Company, and not for investment purposes. Indeed, neither Beijing Fengye nor Wuhan Ouyue is entitled to receive any of the economic benefits, or exercise any voting rights, with respect to the Wuhan Douyu shares held as nominee. Ownership of Beijing Fengye (including the underlying Nominee Shareholding) was transferred to Wuhan Ouyue in connection with the restructuring of Wuhan DouYu and Company prior to its IPO. At that time, like the other nominee shareholders of Wuhan DouYu, Beijing Fengye entered into the VIE contractual arrangements described above to transfer 100% of the voting rights and 100% of the economic benefits with respect to the Nominee Shareholding to DouYu Yule. The book value of the Nominee Shareholding (held through Beijing Fengye) constitutes approximately 65% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items). Although it is not clear that the Nominee Shareholding should be treated as a security for purposes of Section 3(a)(1) or Rule 3a-1, given that it conveys neither economic nor voting rights, to be conservative the Company has assumed for purposes of this analysis that they would be so treated. Nonetheless, in applying Rule 3a-1 to DouYu Yule, for purposes of determining whether DouYu Yule’s contractual arrangements with respect to Wuhan Ouyue (assuming they are securities, which they are not) can be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4), the Company does not treat Wuhan Ouyue as an investment company. Although the book value of the Nominee Shareholding (held through Beijing Fengye) constitutes a substantial percentage of Wuhan Ouyue’s total assets, the Nominee Shareholding is a nominee holding only, with no economic or voting rights, and therefore does not implicate any investment company activities for either Wuhan Ouyue or DouYu Yule. As noted above, any one of the Tonopah Mining factors is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”16 In light of Wuhan Ouyue’s operating activities and its portfolio of potential investment securities, which consists solely of a minimal amount of long-term bank deposits and the Nominee Shareholding with no economic benefits or voting rights, reasonable investors are not likely to be induced to view Wuhan Ouyue as a mutual fund, as opposed to an operating enterprise. As such, under the guidance provided in Tonopah Mining and National Presto, Wuhan Ouyue is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company under Section 3(b)(1).

This approach is consistent with the Commission’s intent regarding the provision in Rule 3a-1 that requires an excluded primarily controlled company not to be an investment company. The Commission stated in the proposing release for Rule 3a-1: “The proposed rule also would require that the controlled company not be an investment company. This requirement – which is comparable to the requirement in [Section 3(a)(2)] relating to majority-owned subsidiaries – prevents a company from avoiding the [Investment Company Act] by merely carrying on its investment company activities through a controlled company.” Release 10937, at n.32. As Wuhan Ouyue’s only potential investment securities are a minimal amount of long-term deposits and the Nominee Shareholding with no economic or voting rights, it is clear that DouYu Yule is not carrying on an investment company business through Wuhan Ouyue. Indeed, it would be an odd result for the Nominee Shareholding in Wuhan DouYu to cause DouYu Yule to be considered an investment company under Rule 3a-1, when DouYu Yule controls 100% of Wuhan Douyu and, as discussed above, conducts its operating business through Wuhan Douyu.

Based on these facts, it is clear that each VIE is primarily controlled by the Company and is not an investment company, and therefore under Rule 3a-1(a)(4), DouYu Yule’s contractual arrangements with respect to each VIE would be excluded from the calculation of DouYu Yule’s assets and income derived from securities, even if DouYu Yule’s interests in the VIEs were deemed to be securities (which they are not).

16    SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

(b)  Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in our Section 3(a)(1)(A) analysis above, DouYu Yule is primarily engaged in the business of developing and operating interactive online gaming and entertainment livestreaming business platforms. and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c)  Not in the Business of Issuing Face-Amount Certificates. DouYu Yule has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d)  Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.17 As of the date of this submission, DouYu Yule operates its business through several wholly-owned subsidiaries noted in the corporate structure chart included in its Form 20-F, and contractual arrangements with respect to the VIEs, for the purpose of operating DouYu Yule’s business through such entities, and not with a view to sell such businesses. As discussed in our Section 3(a)(1)(A) analysis above, DouYu Yule has also made strategic investments in participants across the value chain in related industries, such as content producers and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. The primary purpose of DouYu Yule’s strategic investments is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business.18 DouYu Yule started making such strategic investments in 2018 and has not disposed of such investments. Thus, DouYu Yule is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

Based on these facts, it is clear that DouYu Yule satisfies the elements of Rule 3a-1 and therefore is not an investment company. As such, as discussed above, DouYu Hong Kong, DouYu Network and the Company are not investment companies under Section 3(a)(1)(C).

Regarding the Section 3(a)(1)(C) analysis of DouYu Yule’s wholly-owned subsidiaries, Yuxing Tianxia and Yuyin Raoliang, each such subsidiary is not an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of its total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of investment securities. Each of Yuxing Tianxia’s and Yuyin Raoliang’s assets (exclusive of cash items and U.S. government securities) consists primarily of property and equipment, and value-added tax (“VAT”) recoverables and each does not own any investment securities. Therefore, Yuxing Tianxia and Yuyin Riaoliang are not investment companies under Section 3(a)(1)(C) of the Investment Company Act.

5.	We note from your response to prior comment 13 that you treat “short-term deposits” with maturities of one year or less as cash items in the context of your section 3(a)(1)(C) analysis. Please address the following:

● Provide a detailed legal analysis of why such “short-term deposits” should be treated as cash items under section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1 in light of (i) the 1982 amendments to the definition of security (see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28). In your response, be sure to address section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1, separately.

17    Release 10937.

18    As noted in the discussion above regarding DouYu Yule and the Rule 3a-1 assets and income test, such strategic investments, together with DouYu Yule’s long term bank time deposits maturing in over one year, amounted to a very small portion (approximately 11%) of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries.

For purposes of the 40% Test, as applied to the Company and each of its subsidiaries, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits and (b) for the reasons discussed below, “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business. Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits.19 With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.”20 For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company.21 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing interactive gaming and entertainment livestream platforms). Furthermore, the Company treats as cash items only those bank deposits with maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security.22

The Company acknowledges that in the 1982 amendment to the definition of “security” under the Investment Company Act, the discussion in the associated Senate report, as well as Release 18005 from 1991,23 indicate that bank certificates of deposit can be securities for Investment Company Act purposes. Nonetheless, that bank certificates of deposits may be securities is not dispositive of whether they may also be treated as cash items for purposes of Section 3(a)(1) and Rule 3a-1. As the Staff has recognized, a security may still be a cash item,24 and, moreover, even an instrument expressly included in the Section 2(a)(36) definition of “security” would not be a security if, as provided by Section 2(a), the “context otherwise requires.”

19      Release 10937, at n.29.

20    Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

21   Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Sept. 20, 1982).

22   SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

23   Revisions to Rules Regulating Money Market Funds, SEC Release No. 18005 (Feb. 20, 1991).

24   Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

In this case, there is no indication that either Congress, in enacting the 1982 amendment, or the Commission in adopting Release 18005, intended to change the Commission’s existing position in Release 10937 of the circumstances in which a bank time deposit may be treated as a cash item for purposes of Section 3(a)(1) and Rule 3a-1. Although Congress enacted the 1982 amendment several years after the Commission’s guidance in Release 10937, and many years after Fifth Avenue Coach Lines, Congress took no action to amend the Investment Company Act to further clarify that bank time deposits may not be treated as cash items, nor does the associated Senate report express such a view. In addition, in the discussion of bank time deposits in Release 18005, the Commission did not seek to retract or amend its existing position in Release 10937. Indeed, it continues to be a well-established principle that such position, i.e., that bank time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such time deposits were “purchased as an integral part of an operating business,”25 still applies notwithstanding the 1982 amendment and Release 18005. The leading treatise on status determination under the Investment Company Act, in its updated 2003 edition published many years after the 1982 amendment and Release 18005, continues to describe the Commission’s existing position in Release 10937 as the current authority on this topic.26

Further, the Staff’s determination in the International Venture Finance no-action letter, which was cited in footnote 28 (referenced in the Staff’s comment above) of Release 18005, was consistent with, and did not indicate any retraction of, the Commission’s existing position in Release 10937. In such no-action letter, the Staff determined that the venture capital lending corporation in question was an investment company because it proposed to “engage primarily in the business of investing and reinvesting in [certificates of deposit]” and presumably did not purchase such certificates of deposits as an integral part of an operating business.27 Moreover, the certificates of deposit in question all had maturities of at least five years,28 which under the analysis in Release 10937 and Fifth Avenue Coach Lines would generally not be treated as cash items. The Staff’s determination in that case, therefore, is consistent with the Commission’s existing position in Release 10937, and the venture capital lending corporation is distinguishable from the Company in that the Company, as discussed above,29 is primarily engaged in operating an online gaming and entertainment livestreaming business, and deposits its excess cash in short-term deposits as an integral part of its operating business, and is not primarily engaged in the business of investing and reinvesting in bank deposits.

Furthermore, as noted above, in a no-action letter issued after the 1982 amendments and Release 18005, the Staff took the position that certain instruments (e.g., money market funds) can be treated as cash items for purposes of the 40% Test and Rule 3a-1 tests even though such instruments are also securities.30 In the case of money market fund shares, the Staff clarified that a company’s holdings of such instruments “—even though they are securities—usually are not determinative of an investment company business, because money market fund shares generally are equivalent to cash items.” The Staff noted its belief that treating money market fund shares as cash items “provides operating companies with appropriate flexibility in managing their cash holdings.”31 The Staff’s discussion in this no-action letter further demonstrates that whether bank time deposits are securities does not preclude them from being treated as cash items for purposes of Section 3(a)(1) and Rule 3a-1. As such, treating the Company’s short-term deposits as cash items, based on the surrounding facts and circumstances discussed in our prior response and the additional discussion below, is consistent with and is not altered by the 1982 amendments and Release 18005.

25    Release 10937, at n.4.

26     See Rosenblum, Investment Company Determination under the 1940 Act: Exemptions and Exceptions, at Section 2.3: “Although the Commission and Staff take the position that a certificate of deposit may be a security under the 1940 Act, they do not take the position that all certificates of deposit are securities under that Act. . . . Thus, a certificate of deposit held by an operating company for business purposes may not be a security.” (discussing the factors set out in Release 10937).

27     International Venture Finance, SEC No-Action Letter (June 2, 1983).

28     International Venture Finance, SEC No-Action Letter (incoming letter dated March 9, 1983) (stating that the maturity dates of the certificates of deposit in question would be the same as the redemption dates of the associated series of preferred stock being issued by the issuer, which had redemption dates from 5 – 15 years from issuance).

29   Please see our discussion of the Tonopah Mining factors in our response to comment 4 above.

30     Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

31   Id.

The Company notes that in such no-action letter, the Staff treats the analysis of cash items and exclusion from the definition of “investment securities” under the 40% Test the same as the analysis of cash items and exclusion from the calculation of assets and income derived from securities under Rule 3a-1. Similarly, in the discussion in Release 10937 regarding the analysis of bank time deposits as cash items for purposes of compliance with the assets and income tests under Rule 3a-1, the Commission referred to its analysis of cash items under the 40% Test, which as discussed above depends on the surrounding facts and circumstances to determine whether such deposits are “purchased as an integral part of an operating business.”32 Therefore, the Company believes that the analysis of bank time deposits is the same under the 40% Test and Rule 3a-1.

● While we note your statement that the “short-term deposits” were made for working capital purposes, explain in additional detail whether, and to what extent, the company and its subsidiaries have or had any investment intent with respect to the “short-term deposits” (see Investment Company Act Release No. 10937 (Nov. 13, 1979) and the factors referenced in fn. 4 and 29).

The Company holds excess cash in short-term bank deposits as a temporary measure to meet the cash needs of its onshore and offshore operations, and does not hold such deposits with investment intent. In terms of the factors referenced in footnotes 4 and 29 of Release 10937:

●	Purpose of holding short-term deposits -- The Company’s operating business is cash-heavy in nature, and the Company holds sizable amounts of short-term deposits that can be converted to cash quickly in order to meet the ongoing liquid cash needs of its operations such as: capital expenditures for the purchase of intangible assets (e.g., agency contract rights, computer software, and plant and equipment such as servers and computers), revenue sharing costs (e.g., payments to streamers and talent agencies when viewers send virtual gifts to a streamer) and content cost (e.g., sign-up bonuses to top exclusive streamers, monthly payments based on the streamers’ performance matrix, purchases of content rights, and investments in generating self-produced content). The Company also needs sizable short-term deposits that can be easily converted to liquid cash and distributed to its various onshore and offshore operations to execute its business strategies and plans for geographic expansion.

●	Circumstances under which short-term deposits were acquired – As a result of its U.S. initial public offering in July 2019, the Company had significant amounts of excess cash from its US dollar offering proceeds, which the Company deposited in short-term deposits for the purposes described above.

●	Length of the time short-term deposits are held – The Company’s short-term deposits have a maturity of one year or less. As described above, the purpose of holding such deposits is to meet the Company’s ongoing liquid cash needs, so the Company generally holds such deposits on a short-term basis.

32   Release 10937, at n.28 and n.4.

●	Amount of short-term deposits held in comparison to other assets – On the Company’s consolidated balance sheet as of June 30, 2023, short-term deposits were approximately 23% of the Company’s total assets.

Based on the factors above, it is clear that the Company’s operating business has substantial cash needs and that the Company holds its short-term deposits as an integral part of its operating business, and not for investment purposes. As such, the Company’s short-term deposits are consistent with the types of deposits that may be treated as cash items for purposes of the Investment Company Act as described in footnotes 4 and 29 of Investment Company Act Release No. 10937.

● Recalculate all relevant calculations in your responses as of June 30, 2023 and also under the assumption that such “short-term deposits” are not cash items.

As discussed below, assuming that short-term deposits are not treated as cash items, the status of the Company (and the status of DouYu Network, DouYu Hong Kong and DouYu Yule) under Section 3(a)(1)(A) and 3(a)(1)(C) would not change. Such assumption would potentially change the basis for the analysis of the VIEs, as discussed in greater detail below. However such change would not impact the ultimate status of DouYu Yule, DouYu Hong Kong, DouYu Network or the Company under the Investment Company Act.

Analysis under Section 3(a)(1)(A) assuming short-term deposits are not cash items:

The Company respectfully submits that, assuming that short-term deposits are not cash items, the Section 3(a)(1)(A) analysis discussed in our response to comment 4 above remains the same, with the following modifications:

A. The Company - modifications

●	As noted in footnote 3 above, the Company owns strategic investments, including the investment in Nanshan Stellar, through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company has treated its interest in DouYu Investment Limited as an investment security for purposes of this analysis. As of June 30, 2023, the Company’s interest in DouYu Investment Limited amounts to approximately RMB149,749,633 or 2% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) which amounts to approximately RMB7,376,939,388.

●	In terms of the assets factor, as discussed below, the Company is not an investment company under the 40% Test, even if short term deposits are not treated as cash items. The Company satisfies the 40% Test on this basis, counting its interest in one of the Immaterial Subsidiaries, Betta Fish Inc. (“Betta Fish”) (in addition to its interest in DouYu Network as described in our response to comment 4 above) as an operating asset and not an investment security. As discussed in greater detail below, Betta Fish is a qualifying majority-owned subsidiary of the Company because it is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and similarly passes the 40% Test. Thus the composition of the Company’s assets continues to demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

●	In terms of the sources of the Company’s present income, the Company’s net income after taxes of approximately RMB105,906,074 for the past four fiscal quarters combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately RMB500,303,714, other operating income of approximately RMB48,100,838 and operating expenses of approximately RMB620,644,747. For that period, interest income amounting to approximately RMB34,946,661 was attributable to bank demand deposits (which, as discussed above, the Company treats as cash items for purposes of 40% Test). Interest income amounting to approximately RMB146,908,509 for that period was attributable to short-term bank deposits maturing in one year or less. The only other income from potential investment securities for that time period were: (a) interest income amounting to approximately RMB2,955,616 attributable to long-term bank deposits maturing in more than one year and (b) approximately RMB62,959,494 of income attributable to the Company’s strategic investments. Such amounts, including interest income from short-term bank deposits, are outweighed by the large amounts of operating revenues and operating expenses for that period and thus, the primary contributors to the Company’s net income continues to demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that DouYu is not primarily engaged in the business of investing, reinvesting or trading in securities, even if short-term deposits are not treated as cash items. DouYu is thus primarily engaged in the online interactive gaming and entertainment livestreaming business, and is not an investment company under Section 3(a)(1)(A).

B. Significant Subsidiaries and VIEs - modifications

●	In terms of the assets factor, as discussed below, the Company’s significant subsidiaries are not deemed to be investment companies under Section 3(a)(1)(C), even if short-term deposits are not treated as cash items. Thus the composition of such subsidiaries’ assets continues to demonstrate that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities. For Wuhan Douyu and Wuhan Ouyue, please see our analysis under Section 3(b)(1) in the Section 3(a)(1)(C) discussion below, assuming that short-term deposits are not treated as cash items.

●	The sources of the Company’s Material Entities’ net income (assuming short-term deposits are not treated as cash items) also demonstrates that such Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities.

o	DouYu Network, DouYu Hong Kong and Gogo Glocal – For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Network, DouYu Hong Kong and Gogo Glocal did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

o	DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang – For the past four fiscal quarters combined, on an unconsolidated basis, each of DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

o	DouYu Yule – Regarding DouYu Yule, as discussed below, DouYu Yule satisfies the income test under Rule 3a-1 under the Investment Company Act, which also demonstrates that DouYu Yule is not primarily engaged in the business of investing, reinvesting or trading in securities.

o	Wuhan Douyu – For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Douyu had total net loss of approximately RMB61,114,664. Contributing to Wuhan Douyu’s total net loss was approximately RMB3,801,554 of operating revenue and other operating income, RMB841,993 of interest income from bank demand deposits and RMB12,418,350 of interest income from short-term bank time deposits maturing in one year or less. The only other income derived from potential investment securities for that period consisted of RMB2,734,509 of interest income from long-term bank time deposits. The income amount from long-term bank time deposits, together with RMB12,418,350 of interest income from short-term bank time deposits, is greater than Wuhan Douyu’s operating revenues, other operating income and interest income from bank demand deposits. However, even assuming that short-term bank deposits are not treated as cash items, Wuhan Douyu’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to approximately RMB27,079,286. In addition, such short-term bank deposits are held by Wuhan Douyu for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Douyu’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Douyu as an operating company rather than “a competitor with a closed-end mutual fund.”[33] Thus, although Wuhan Douyu did not generate large revenues for the period, its large operating expenses, in addition to the other Tonopah Mining factors discussed above, demonstrate that Wuhan Douyu is primarily engaged in the business of online interactive gaming and entertainment livestreaming, and not investing, reinvesting or trading in securities.

33   SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

o	Wuhan Ouyue -- For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Ouyue had total net loss of approximately RMB5,168,640. Contributing to Wuhan Ouyue’s total net loss was approximately RMB6,243,615,442 of operating revenues, RMB40,504,298 of other operating income, RMB834,220 of interest income from bank demand deposits and RMB9,337,918 of interest income from short-term bank time deposits maturing in one year or less. The only other income derived from potential investment securities for that period consisted of RMB355,000 of interest income from long-term bank time deposits, which together with RMB9,337,918 of interest income from short-term bank time deposits, was outweighed by Wuhan Ouyue’s operating revenues, other operating income and interest income from bank demand deposits, which together amounted to approximately RMB6,284,953,960. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to RMB6,299,685,338.

Thus the primary contributors to the Company’s Material Entities’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities, even if short-term deposits are not treated as cash items. Such Material Entities are primarily engaged in the online interactive gaming and entertainment livestreaming business, and therefore are not investment companies under Section 3(a)(1)(A).

Analysis under Section 3(a)(1)(C) assuming short-term deposits are not cash items:

The Company respectfully submits that the Section 3(a)(1)(C) analysis discussed in our response to comment 4 above remains the same assuming that short-term deposits are not cash items, with the following modifications:

A. The Company - modifications

●	On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in DouYu Network and Betta Fish, its majority-owned subsidiaries.

o	DouYu Network is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Network is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, for the same reasons discussed in our response to comment 4 above (and as modified by the discussion of Significant Subsidiaries and VIEs below), is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

o	Betta Fish is a qualifying majority-owned subsidiary for purposes of the 40% Test because Betta Fish is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of Betta Fish’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in Betta Fish Hong Kong Limited, its majority-owned subsidiary. Betta Fish Hong Kong Limited is a qualifying majority-owned subsidiary for purposes of the 40% Test because Betta Fish Hong Kong Limited is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Betta Fish does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	Betta Fish Hong Kong Limited is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of Betta Fish Hong Kong Limited’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in DouYu Japan Inc., its majority-owned subsidiary. DouYu Japan Inc. is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Japan Inc. is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Betta Fish Hong Kong Limited does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DouYu Japan Inc. is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of DouYu Japan Inc’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of: trade receivables, prepaid expenses, property and equipment, right of use assets and intangible assets that are not securities. Thus, DouYu Japan Inc. does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

As such, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

B. Significant Subsidiaries and VIEs - modifications

●	DOYU Sub -- DOYU Sub is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of June 30, 2023, the value of DOYU Sub’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately RMB16,817,134. On an unconsolidated basis, as of June 30, 2023, the value of DOYU Sub’s trade receivables (including trade receivables due from related parties), property and equipment, and right of use assets amounted to approximately RMB16,606,660 or 99% of its total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Thus, the DOYU Sub does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

●	DouYu Yule -- As of June 30, 2023, DouYu Yule did not hold any short-term deposits, and the analysis under the Rule 3a-1 assets and income tests as discussed in our response to comment 4 above would not be altered if short-term deposits are not treated as cash items, except as noted below with respect to the analysis of the VIEs. DouYu Yule therefore is deemed not to be an investment company under the Investment Company Act on this basis.

o	Wuhan Douyu -- On an unconsolidated basis, as of June 30, 2023, the value of Wuhan Douyu’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately RMB1,615,130,807. On an unconsolidated basis, as of June 30, 2023, the value of Wuhan Douyu’s trade receivables (including trade receivables due from related parties), property and equipment, right of use assets, prepaid expenses and intangible assets that are not securities amounted to approximately RMB866,117,353 or 54% of its total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Assuming, for purposes of the Staff’s comment 5, that short-term deposits are not treated as cash items and are investment securities, Wuhan DouYu may not satisfy the 40% Test. However, even assuming that short-term bank deposits are not treated as cash items, Wuhan Douyu holds such short-term deposits for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Douyu’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Douyu as an operating company rather than “a competitor with a closed-end mutual fund.”[34] Thus, based on the Tonopah Mining factors discussed in our Section 3(a)(1)(A) analysis above, Wuhan Douyu is not an investment company under Section 3(b)(1). As such, the Rule 3a-1 analysis of DouYu Yule (and thus, the 40% Test analysis of the Company) would not be impacted because, for the reasons discussed in our response to comment 8 below, the contractual arrangements with respect to Wuhan DouYu are not considered securities under the Howey test. Furthermore, even if such contractual arrangements are considered securities under the Howey test, Wuhan DouYu is primarily controlled by DouYu Yule (for the reasons discussed in our response to comment 8 below), and is not an investment company under Section 3(b)(1), and therefore would not be a Relevant Security under Rule 3a-1(a)(4) for purposes of DouYu Yule’s Rule 3a-1 analysis.

34   SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

o	Wuhan Ouyue -- On an unconsolidated basis, as of June 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately RMB2,200,820,672. On an unconsolidated basis, as of June 30, 2023, Wuhan Ouyue held short-term deposits of RMB250,000,000 which, together with Wuhan Ouyue’s potential investment securities (other than the Nominee Shareholding), i.e., long-term bank time deposits, constituted approximately 12% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). As discussed in our response to comment 4 above, Wuhan Ouyue also owns the Nominee Shareholding, through Beijing Fengye, which, on a book value basis, constitutes approximately 58% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Even assuming that short-term deposits are not treated as cash items, however, the analysis of Wuhan Ouyue under Section 3(b)(1) as discussed in our response to comment 4 above would not change. Wuhan Ouyue holds such short-term deposits for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Ouyue’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Ouyue as an operating company rather than “a competitor with a closed-end mutual fund.”[35] Thus, based on the Tonopah Mining factors discussed in our Section 3(a)(1)(A) analysis above, Wuhan Ouyue is not an investment company under Section 3(b)(1), even if short-term deposits are not treated as cash items. As such, the Rule 3a-1 analysis of DouYu Yule (and thus, the 40% Test analysis of the Company) would not be impacted because, for the reasons discussed in our response to comment 8 below, the contractual arrangements with respect to Wuhan Ouyue are not considered securities under the Howey test. Furthermore, even if such contractual arrangements are considered securities under the Howey test, Wuhan Ouyue is primarily controlled by DouYu Yule (for the reasons discussed in our response to comment 8 below), and is not an investment company under Section 3(b)(1), and therefore would not be a Relevant Security under Rule 3a-1(a)(4) for purposes of DouYu Yule’s Rule 3a-1 analysis.

Based on these facts, DouYu Yule similarly satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C), even if short-term deposits are not treated as cash items. As such, as discussed above, DouYu Hong Kong, DouYu Network and the Company are not investment companies under Section 3(a)(1)(C), even if short-term deposits are not considered cash items for purposes of the 40% Test.

6.	We note your response to prior comment 13, which provided asset and income test calculations in the context of DouYu Yule in summary fashion. Please provide a further detailed breakdown of your asset and income test calculations in the context of DouYu Yule and Rule 3a-1. For example, identify each constituent part of the numerator and denominator for each test and the legal basis for your treatment of each such component under Rule 3a-1.

Please see our analysis of DouYu Yule under the Rule 3a-1 tests in our response to comment 4 above. For a discussion of the legal basis for our treatment of the components of DouYu Yule’s assets and income under such tests, please see footnotes 6 – 8 and 10, as well as our response to comment 9 below (for a discussion of the treatment of “trade receivables”) and comment 8 below (for a discussion of the treatment of the VIE contractual arrangements).

35   SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

Regarding DouYu Yule’s “prepaid expenses,” such prepayments consist mainly of expenses paid in advance by DouYu Yule for goods, services or rental properties to be used in DouYu Yule’s operating business. Like trade receivables, which are discussed in greater detail in our response to comment 9 below, prepaid expenses are not expressly listed in the definition of a “security” under Section 2(a)(36) of the Investment Company Act.36 For the reasons discussed below, prepaid expenses also do not fall within the definition of a “security” as an “investment contract” which, as further discussed in our response to comment 8 below, has been interpreted by the U.S. Supreme Court to require the following elements: “an investment in a common venture premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.”37 The Court in Forman interpreted a reasonable expectation of profits to be present when an “investor is ‘attracted solely by the prospects of a return’ on his investment . . . By contrast, when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”38 In Forman, the Court determined that shares in a cooperative apartment corporation, purchased by tenants of the apartment complex, were not securities because the investors “were attracted solely by the prospect of acquiring a place to live, and not by financial returns on their investments.”39 With respect to DouYu Yule’s prepaid expenses, like the tenants in Forman, DouYu Yule, in making such prepayments, is motivated by its desire to use or consume the goods, services or rental properties acquired with such prepayments, and not by any financial returns on such prepayments (which do not earn interest or any other return for DouYu Yule). As such, under the guidance provided by the Court in Forman, DouYu Yule’s prepaid expenses do not satisfy the “reasonable expectation of profits” element of investment contracts, and therefore are not securities for purposes of Rule 3a-1. This position is consistent with the position the Staff has taken in the context of prepaid funeral contracts which, like prepaid expenses, also involve a prepayment for goods and services to be used or consumed, with no reasonable expectation of profit. In such case, the Staff took a no-action position based on the analysis that the prepaid contracts did not involve a security within the meaning of securities laws, including Section 2(a)(36) of the Investment Company Act.40

36   Under Section 2(a)(36) of the Investment Company Act, a “security” is defined as: any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

37    United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

38   Id.

39   Id.

40   Michigan Funeral Directors Ass’n, Inc., SEC No-Action Letter (Aug. 27, 1987). The Staff has found that the issuance of a trust certificate, where the trust invested in US government bonds and certificate holders could only use the proceeds of the certificates for funeral and medical expenses, did involve the issuance of a security. Provident Benefit Foundation, Inc., SEC No-Action Letter (Apr. 7, 1979). However, the facts are distinguishable from the Company’s prepaid expenses. In that no-action letter, the Staff based its conclusion on the fact that the sponsor of the trust was not a funeral service provider, and that the issuance of the trust certificate did not involve any agreement to “provide clients with funerals for which the clients pay in advance with the payments being held in trust until the services are rendered or the interests are redeemed.” Id. The Company’s prepaid expenses are distinguishable from the trust certificates in that case because the Company clearly makes such prepayments to suppliers in exchange for goods, services or rental properties to be provided by such suppliers.

7.	In your response to prior comment 13, you conclude that DouYu Yule satisfies the income test under Rule 3a-1 because, “[a]lthough DouYu Yule had a net operating loss for the period, it had operating revenues of approximately RMB420,168,189, which greatly outweighs its income from potential Relevant Securities.” In light of the fact that you have total net loss after taxes but positive interest income from potential Relevant Securities, please provide your detailed legal analysis as to how DouYu Yule satisfies the income test under Rule 3a-1 due to its operating revenues “outweighing” income from potential Relevant Securities. Cite any applicable law, regulation or other precedent.

Please see our analysis of DouYu Yule under the Rule 3a-1 income test in our response to comment 4 above.

8.	You state that DouYu Yule does not treat its interests in the VIEs as securities for purposes of Rule 3a-1 and analyze your arrangements under SEC v. W.J. Howey Co., 328 U.S. 293 (1946). Assuming we disagree with your conclusion that such interests are not securities for purposes of the Investment Company Act of 1940, please explain whether you would consider your interests in the VIEs to be Relevant Securities.

Please see our analysis of the contractual arrangements regarding the VIEs in our response to comment 4 above.

Further, we note that in footnote 8, you contemplate a scenario in which the VIEs are consolidated with DouYu Yule in the context of the asset test under Rule 3a-1.  Please provide a similar explanation in the context of the income test under Rule 3a-1.

Please see our discussion in footnote 9 in our response to comment 4 above.

Lastly, provide your analysis of your VIE arrangements under each part of the Howey test, including whether there is an investment in a common venture with a reasonable expectation of profits.

As stated above, and for the reasons described below, DouYu Yule does not treat its interests in the VIE as securities for purposes of Rule 3a-1. DouYu Yule does not hold debt or equity securities issued by the VIEs. Instead, DouYu Yule holds certain contractual arrangements through which DouYu Yule exerts primary control over, and is the primary beneficiary of, each VIE. The definition of “security” under Section 2(a)(36) of the Investment Company Act does not expressly include the type of contractual arrangements DouYu Yule has with respect to the VIEs. The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract.

Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents “an investment in a common venture premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.”41 All elements of the test must be met for an arrangement to be deemed an investment contract, and therefore a security, under Howey.42 Applying each element of the test to the contractual arrangements with respect to the VIEs:

o	Investment in a common venture -- The VIE contractual arrangements do not involve any “investment” of money by the Company or DouYu Yule in exchange for receiving the rights and benefits under such arrangements. Pursuant to the restructuring of the VIEs in preparation for the Company’s IPO, the shareholders of the VIEs received shares of the Company and entered into the VIE contractual arrangements to transfer all economic benefits and voting rights in respect of the VIEs to the Company’s wholly-owned subsidiary, DouYu Yule. As such, the VIE contractual arrangements were made pursuant to a restructuring of the VIEs’ shareholders’ownership of the VIEs in preparation for the Company’s IPO, and do not involve any “investment” of capital by the Company or DouYu Yule in the VIEs. Nonetheless, even if the VIE contractual arrangements were considered an “investment” by the Company, such contractual arrangements do not represent a “common venture,” as contemplated in Howey. Under Howey, a common venture involves the following elements: “[t]he investors provide the capital and share in the earnings and profits; the promoters manage, control and operate the enterprise.” The elements of a common venture are not present in the case of the VIEs because DouYu Yule is entitled to all of the VIEs’ earnings and profits, as well as all of the managerial control of the VIEs, with no economic or other participation by other investors. The nominee shareholders hold shares of the VIEs, but are not entitled to participate in any of the VIEs’ earnings or profits, and therefore are not in a common venture (as described in Howey) with DouYu Yule. As such, the VIE contractual arrangements also do not meet the “investment in a common venture” element of the Howey test and therefore are not securities for purposes of Rule 3a-1.

o	Reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others – DouYu Yule entered into the contractual arrangements with respect to the VIEs with a “reasonable expectation of profits,” that is, an expectation of income from the earnings and profits generated by the VIEs’ businesses. However, as discussed below, DouYu Yule controls the voting rights of 100% of each VIE’s equity, and DouYu Yule’s executive officers and directors are directly involved in the management and operation of each VIE’s business. Thus, under the Howey test, DouYu Yule’s contractual arrangements with respect to each VIE would not be considered an investment contract, and therefore a security, because DouYu Yule, which exercises primary control over each VIE, does not rely on the “efforts of others” to manage each VIE profitably. DouYu Yule has the power to direct the activities of the VIEs, primarily through its control of the voting rights of 100% of each VIE’s equity, and its involvement in the management and operations of each VIE’s business through shared executive officers. In addition, DouYu Yule has been granted an irrevocable power of attorney by 100% of the shareholders of each VIE, respectively, entitling DouYu Yule to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and voting on behalf of shareholders on all matters requiring shareholder approval, such as the appointment and removal of directors, general manager, chief financial officer and other senior management members. Each shareholder of the VIEs has also granted DouYu Yule an exclusive option to purchase all or any portion of such shareholder’s equity pursuant to an exclusive equity transfer option agreement, under which each shareholder of the VIEs and such VIEs, shall refrain from conducting any action that may materially or adversely affect its assets, business, obligations, rights or operation without written consent of DouYu Yule. The obligations owed to DouYu Yule under such exclusive equity transfer option agreement are secured by a pledge of each shareholder’s equity interest in the VIEs. Through these contractual arrangements, DouYu Yule and its executive officers and directors are directly involved in the management and operation of each VIE’s business, and DouYu Yule controls the voting rights of 100% of each VIE’s equity. As such, DouYu Yule does not rely on others to manage the VIEs’ business and operations, and therefore does not meet this element of the Howey test. Thus, even if the VIE contractual arrangements are deemed to meet the “investment in a common venture” element above (which they do not), DouYu Yule does not rely on the “efforts of others” and therefore, under the Howey test, its contractual arrangements with respect to each VIE would not be considered securities for purposes of Rule 3a-1.

41   United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

42    Id. (holding that shares in a cooperative housing corporation were not investment contracts because the element of an expectation of profits was not present).

9.	We note that in your response to prior comment 13, you do not consider trade receivables to be investment securities or Relevant Securities. Please describe the trade receivables in greater detail and also provide detailed legal analysis to support the position that such receivables are not investment securities or Relevant Securities.

The Company respectfully submits that it does not treat its trade receivables as “investment securities” or Relevant Securities for purposes of the Investment Company Act. The trade receivables consist mainly of receivables for advertising services provided by the Company, including: (i) advertisement display, (ii) online and offline events-related advertisements and (iii) game distribution revenue. The trade receivables represent the Company’s entitlement to receive payment for services provided by the Company to customers in the ordinary course of business. Trade receivables like the Company’s typically arise in the context of regular course dealings between service providers or sellers of merchandise and their customers, as opposed to an investment context, and as such, trade receivables are not commonly perceived to be securities. The Company’s trade receivables are also not documented in the form of a note, loan or other evidence of indebtedness, and do not incur interest or other type of return, and therefore do not fall within the types of instruments that are listed in the definition of a “security” under Section 2(a)(36) of the Investment Company Act.43

Nonetheless, even if the Company’s trade receivables were considered a form of note (e.g., since they represent an obligation of the Company’s customers to make payment for services rendered), the U.S. Supreme Court has recognized that notes issued in a commercial or consumer context typically are not securities for purposes of the securities laws: The Court cited with approval that:

[a] majority of the Courts of Appeals that have considered the issue have adopted, in varying forms, ‘investment versus commercial’ approaches that distinguish, on the basis of all of the circumstances surrounding the transactions, notes issued in an investment context (which are ‘securities’) from notes issued in a commercial or consumer context (which are not).44

Indeed, the Court in Reves specifically stated that a note “which simply formalizes an open-account debt incurred in the ordinary course of business” is “not properly viewed as a ‘security’” for purposes of the securities laws. 45 The Company’s trade receivables, even if evidenced by a note, would fall squarely within this category, as they represent open-account debt owed by the Company’s customers for services provided by the Company in the ordinary course of its business dealings with customers. As such, in accordance with the Court’s guidance in Reves, the Company’s trade receivables are not “securities” under Section 2(a)(36), and therefore are not “investment securities” under Section 3(a)(2), of the Investment Company Act.

43    Under Section 2(a)(36) of the Investment Company Act, a “security” is defined as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

44    Reves v. Ernst & Young ,494 U.S. 56 (1990).

45    Id. at 65.

***

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to DouYu’s Annual Report on Form 20-F, please contact Li He at +852 2533-3306 (li.he@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Shaojie Chen
Name: Shaojie Chen
Title: Chief Executive Officer

cc:	Mr. Mingming Su, Chief Strategy Officer DouYu International Holdings Ltd Mr. Li He, Partner Davis Polk & Wardwell LLP